SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 18, 2006

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Notice of increase in net unrealized gains on securities of a subsidiary for the fiscal year ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

April 18, 2006	By:	/S/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

[English translation]

April 18, 2006

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Notice of increase in net unrealized gains on securities of a subsidiary for the fiscal year ended March 31, 2006

Millea Holdings, Inc. (“Millea Holdings”) hereby announces the estimated increase in net unrealized gains on securities of its subsidiary, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”), for the fiscal year ended March 31, 2006 from the previous fiscal year, as shown below.

(Tokio Marine & Nichido)

(A)	Net unrealized gains on securities as of the end of the fiscal year ended March 31, 2006	2,158.6 billion yen
(B)	Net unrealized gains on securities as of the end of the fiscal year ended March 31, 2005	1,286.7 billion yen
(C)	Increase in net unrealized gains on securities for the fiscal year ended March 31, 2006 from the previous fiscal year (A - B)	871.8 billion yen
(D)	Shareholders’ equity of Millea Holdings as of the end of the fiscal year ended March 31, 2005	2,305.2 billion yen
	C/D × 100	37.8%

Notes:

1.	The increase in net unrealized gains on securities for the fiscal year ended March 31, 2006 from the previous fiscal year (C in the above table) exceeded 30 percent of shareholders’ equity of Millea Holdings as of the end of the fiscal year ended March 31, 2005 (D in the above table). Millea Holdings is required to disclose this information in accordance with timely disclosure regulations.
2.	The data shown as of and for the fiscal year ended March 31, 2006 are flash figures.

<Reference>

“Other securities with market value” of Tokio Marine & Nichido

	(Yen in billions)
	As of March 31, 2005			As of March 31, 2006
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Bonds	2,785.7	2,806.2	20.5	2,786.4	2,763.8	- 22.5
Stocks	999.5	2,952.5	1,952.9	973.1	4,288.8	3,315.6
Foreign Securities	438.3	461.8	23.4	444.6	503.8	59.1
Others	207.1	219.7	12.5	271.5	298.5	26.9

Total	4,430.8	6,440.3	2,009.5	4,475.9	7,855.0	3,379.0

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone : +81-3-6212-3407

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Millea Holdings, Inc.

Phone : +81-3-6212-3344